UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Rennova Health, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

759757875

(CUSIP Number)

Christopher E. Diamantis

1143 Glendale Lane

Nashville, Tennessee 37204

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 27, 2021

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Persons Christopher E. Diamantis
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 95,450,000
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 95,450,000
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 95,450,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 51.24%(1)
14.	Type of Reporting Person IN

(1) This percentage is based on 186,249,999 shares of common stock of the Issuer outstanding as of August 28, 2021.

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Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock, $0.0001 par value per share (the “Common Stock”), of Rennova Health, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 400 South Australian Avenue, 8th Floor, West Palm Beach, Florida 33401.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed by Christopher E. Diamantis.

(b)	The address of Mr. Diamantis is 1143 Glendale Lane, Nashville, Tennessee 37204.

(c)	Mr. Diamantis is currently a private investor.

(d)	During the last five years, Mr. Diamantis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Diamantis has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decision or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Mr. Diamantis is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

On April 27, 2021, Mr. Diamantis converted 620 shares of the Issuer’s Series M Convertible Redeemable Preferred Stock (the “Series M Preferred Stock”) into 450,000 shares of Common Stock. On August 27, 2021, the Issuer entered into an Exchange Agreement with Mr. Diamantis, pursuant to which Mr. Diamantis exchanged 570 shares of Series M Preferred Stock for 95,000,000 shares of Common Stock and warrants (the “Warrants”) to purchase 47,500,000 shares of Common Stock. The Warrants have a three-year term, are exercisable at $0.007 per share and are subject to customary anti-dilution protections.

Item 4. Purpose of Transaction

Mr. Diamantis has acquired, and holds, the shares of Common Stock reported herein for investment purposes. He may acquire additional shares of Common Stock depending on market conditions and the business performance of the Issuer, but does not currently plan to purchase a number of additional shares of Common Stock that would result in a substantial change in his beneficial ownership or his ability to influence control of the Issuer.

Although immediately after the Exchange Agreement, Mr. Diamantis beneficially owned approximately 51.24% of the Common Stock, he did not have voting control of the Issuer’s voting securities. The Series M Preferred Stock, as a class, has the number of votes, in the aggregate, equal to 51% of all votes entitled to be voted at any meeting of stockholders or action by written consent. Mr. Diamantis does own all of the Series M Preferred Stock, but on August 13, 2020 he granted an irrevocable proxy (the “Proxy”) to Seamus Lagan, the Chief Executive Officer of the Issuer, to vote the shares of Series M Preferred Stock owned by Mr. Diamantis. Mr. Diamantis retained all other rights of the Series M Preferred Stock.

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On August 27, 2021, after the Exchange Agreement, Mr. Diamantis, Mr. Lagan and Alcimede LLC, of which Mr. Lagan is the sole manager, collectively the holders of approximately 78.54% of the total voting power of the Issuer’s voting securities (as well as approximately 51.24% of the shares of Common Stock then outstanding), approved by written consents in lieu of a special meeting of stockholders two proposals, each of which had been previously approved and recommended to be approved by the stockholders by the Board of Directors of the Issuer:

Proposal 1: To increase the authorized shares of Common Stock of the Issuer from 10 billion shares to 50 billion shares.

Proposal 2: To allow that the authorized shares of Common Stock and Preferred Stock of the Issuer may be increased or decreased (but not below the number of shares then outstanding) by the affirmative vote of the holders of a majority in voting power of the Issuer entitled to vote generally in the election of directors, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law of the State of Delaware (or any successor thereto), voting together as a single class, without a separate vote of the holders of the class or classes the number of authorized shares of which are being increased or decreased unless a vote by any holders of one or more series of Preferred Stock is required by the express terms of any series of Preferred Stock pursuant to the terms thereof.

The stockholder approval of the above proposals will not be effective until 20 days after an information statement that has been filed with the Securities and Exchange Commission is mailed to the holders of the Common Stock and the Series F Convertible Preferred Stock of the Issuer.

Other than as described above, and except that Mr. Diamantis may, from time to time or at any time, subject to market conditions and other factors and subject to the Lock-Up Agreement described in Item 6 below, purchase additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, sell at any time all or a portion of the shares of Common Stock now owned or hereafter acquired by him to one or more purchasers, or transfer or contribute shares of Common Stock to trusts for estate planning purposes, Mr. Diamantis does not have any present plans which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)	any action similar to any of those actions enumerated above.

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Item 5. Interest in Securities of the Issuer

As of August 27, 2021, Mr. Diamantis may be deemed to beneficially own 95,450,000 shares of Common Stock (or approximately 51.24% of the total number of shares then outstanding). All of such shares are owned of record by Mr. Diamantis. Mr. Diamantis also owned, as of August 27, 2021, 20,810 shares of Series M Preferred Stock and the Warrants to purchase 47,500,000 shares of Common Stock. The Series M Preferred Stock and the Warrants, however, are each subject to a beneficial ownership limitation of 4.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of the shares of Common Stock issuable upon conversion or exercise, as the case may be. As a result, the Series M Preferred Stock and the Warrants owned by Mr. Diamantis are not convertible or exercisable into shares of Common Stock as of August 27, 2021. In addition, on August 13, 2020 Mr. Diamantis granted the Proxy to Mr. Lagan, the Chief Executive Officer of the Issuer, to vote the shares of Series M Preferred Stock owned by Mr. Diamantis. No shares of Common Stock into which the Series M Preferred Stock or Warrants would otherwise be convertible or exercisable and none of the rights to vote the Series M Preferred Stock are included in Mr. Diamantis’ beneficial ownership as reflected in this Schedule 13D.

The only transaction by Mr. Diamantis in the securities of the Issuer in the 60 days preceding the filing of this Schedule was the exchange of shares of Series M Preferred Stock for shares of Common Stock and the Warrants pursuant to the Exchange Agreement, as discussed above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the Exchange Agreement, Mr. Diamantis is also party to the Lock-Up Agreement, dated May 10, 2021, with the Issuer (the “Lock-Up Agreement”). Under the Lock-Up Agreement, Mr. Diamantis agreed that, until the date the Issuer amends its Certificate of Incorporation to increase its authorized shares of Common Stock to at least 50 billion shares, he will not offer, sell, exercise, convert, contract to sell, hypothecate, pledge or otherwise dispose (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition by him or any affiliate) of any shares of Common Stock (except for the 450,000 shares he acquired on April 27, 2021).

The foregoing descriptions of the Exchange Agreement and the Lock-Up Agreement do not purport to be complete and are qualified by reference to the full texts of the Exchange Agreement and the Lock-Up Agreement, copies of which are filed as exhibits to this Schedule 13D and incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

Exhibit 1: Exchange Agreement, dated as of August 27, 2021, between Rennova Health, Inc. and Christopher E. Diamantis (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 2, 2021).

Exhibit 2: Lock-Up Agreement, dated May 10, 2021, between Christopher E. Diamantis and Rennova Health, Inc. (filed herewith).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 27, 2021	/s/ Christopher E. Diamantis
Christopher E. Diamantis